

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2025

Jennifer Holmgren, Ph.D.
Chief Executive Officer and Director
LanzaTech Global, Inc.
8045 Lamon Avenue
Suite 400
Skokie, Illinois 60077

>   **Re: LanzaTech Global, Inc.**
>   **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 11, 2025**
>   **File No. 001-40282**

Dear Jennifer Holmgren Ph.D.:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Marisa Stavenas, Esq.